SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOX & HOUND RESTAURANT GROUP

(Name of subject company (Issuer))

F&H FINANCE CORP.

FOX ACQUISITION COMPANY

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	351321104
(Title of classes of securities)	(CUSIP number of common stock)
Lauren B. Leichtman Levine Leichtman Capital Partners, Inc. 335 North Maple Drive, Suite 240 Beverly Hills, California 90210 (310) 275-5335

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Richard J. Welch, Esq.

Bingham McCutchen LLP

355 S. Grand Ave., Suite 4400

Los Angeles, California 90071

(213) 680-6400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$165,751,373	$17,736
(1)	Estimated for purposes of calculating the filing fee only. The calculation of the filing fee is described on the cover page to the Schedule TO filed on January 6, 2006.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $17,736	Filing Party:	Fox Acquisition Company
Form of Registration No.: Schedule TO	Date Filed:	January 6, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

               This Amendment No. 1, filed on January 17, 2006 to the Tender Offer Statement on Schedule TO filed on January 6, 2006, relates to the offer by F&H Finance Corp., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation (“FAC”), which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership (“LLCP”), to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Shares”), of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), at a purchase price of $15.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 6, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference certain information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On January 13, 2006, the U.S. Federal Trade Commission notified Offeror that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to its proposed acquisition of Fox & Hound Restaurant Group had been terminated. Accordingly, the condition to the Offer relating to the termination of the waiting period under the HSR Act has been satisfied.”

               After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

F&H FINANCE CORP.

By:     /s/ Steven Hartman

Name: Steven Hartman

Title: President

FOX ACQUISITION COMPANY

By:     /s/ Steven Hartman

Name: Steven Hartman

Title: President

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.

By: Levine Leichtman Capital Partners, Inc.

By:     /s/ Lauren B. Leichtman

Name: Lauren B. Leichtman

Title: Chief Executive Officer

Dated January 17, 2006